Filed pursuant to Rule 433
Registration No. 333-149890
April 30, 2009
NOKIA CORPORATION
$1,000,000,000 5.375% Notes due 2019
Pricing Term Sheet — April 30, 2009

Issuer:	Nokia Corporation
Title	5.375% Notes due 2019
Expected Ratings:	A1 / A
Aggregate Principal Amount:	$1,000,000,000
Price to Public:	99.075% of the principal amount, plus accrued interest from May 7, 2009
Underwriting Discount:	45bps
Proceeds Before Expenses:	$ 986,250,000
Expenses:	$ 307,800
Net Proceeds:	$ 985,942,200
Maturity Date:	May 15, 2019
Redemption Price at Maturity:	100%
Interest Rate:	5.375% per annum
Interest Payment Dates:	Each May 15 and November 15, commencing November 15, 2009
Interest Record Dates:	15 calendar days before each Interest Payment Date
Yield to Maturity:	5.496%
Spread to Benchmark Treasury:	T+237.5bps
Benchmark Treasury:	2.75% Feb 2019
Benchmark Treasury Yield:	3.121%
Redemption Provisions:	Make-whole and Tax
Make-Whole Spread:	At any time at a discount rate of Treasury plus 40 basis points
Tax Redemption:	100%
Business Days:	New York City, Helsinki
CUSIP/ISIN:	654902 AB1 / US654902AB18
Bookrunners:	Banc of America Securities LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Co-Managers:	Calyon Securities (USA) Inc.
Nordea Bank Danmark A/S
RBS Securities Inc.
SG Americas Securities, LLC
Standard Chartered Bank
UBS Securities LLC
Expected Settlement:	May 7, 2009
Note: A securities rating is not a recommendation to buy sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Barclays Capital Inc. at toll free 1-888-227-2775, Ext. 2663, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or J.P. Morgan Securities Inc. at 1-212-834-4533.

NOKIA CORPORATION
$500,000,000 6.625% Notes due 2039
Pricing Term Sheet — April 30, 2009

Issuer:	Nokia Corporation
Title	6.625% Notes due 2039
Expected Ratings:	A1 / A
Aggregate Principal Amount:	$500,000,000
Price to Public:	99.494 % of the principal amount, plus accrued interest from May 7, 2009
Underwriting Discount:	87.5bps
Proceeds Before Expenses:	$493,095,000
Expenses:	$ 279,900
Net Proceeds:	$492,815,100
Maturity Date:	May 15, 2039
Redemption Price at Maturity:	100%
Interest Rate:	6.625% per annum
Interest Payment Dates:	Each May 15 and November 15, commencing November 15, 2009
Interest Record Dates:	15 calendar days before each Interest Payment Date
Yield to Maturity:	6.664%
Spread to Benchmark Treasury:	T+ 262.5bps
Benchmark Treasury:	4.5% May 2038
Benchmark Treasury Yield:	4.039%
Redemption Provisions:	Make-whole and Tax
Make Whole Spread	At any time at a discount rate of Treasury plus 40 basis points
Tax Redemption:	100%
Business Days:	New York City, Helsinki
CUSIP/ISIN:	654902 AC9 / US654902AC90
Bookrunners:	Banc of America Securities LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Co-Managers:	Calyon Securities (USA) Inc.
Nordea Bank Danmark A/S
RBS Securities Inc.
SG Americas Securities, LLC
Standard Chartered Bank
UBS Securities LLC
Expected Settlement:	May 7, 2009
Note: A securities rating is not a recommendation to buy sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Barclays Capital Inc. at toll free 1-888-227-2775, Ext. 2663, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or J.P. Morgan Securities Inc. at 1-212-834-4533.

Corrections to Preliminary Prospectus Supplement dated April 29, 2009
     We have revised the Capitalization table in the Preliminary Prospectus Supplement. The revised Capitalization table is reproduced below.
CAPITALIZATION
     The following table sets forth our cash and other liquid assets, short-term debt and capitalization at March 31, 2009 on a historical basis and as adjusted to give effect to our offering of the notes. You should read this table in conjunction with our financial statements and notes thereto and related “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement.

March 31, 2009
	Actual	As adjusted		As adjusted
(USD in
	(EUR in millions)			millions)(1)
Cash and other liquid assets(2)	8 114	9 230	(3)	12 239	(3)

Short-term debt, including current portion of long-term debt(4)	2 710	2 710		3 593

Long-term debt
5.50% notes due 2014	1 250	1 250		1 658
6.75% notes due 2019	500	500		663
5.375% notes due 2019	—	754		1 000
6.625% notes due 2039	—	377		500
Other long-term interest-bearing debt(5)	1 326	1 326		1 758

Total long-term debt	3 076	4 207		5 579

Shareholders’ Equity:
Capital and reserves attributable to equity holders of the parent	14 375	14 375		19 061
Minority interests	2 155	2 155		2 858

Total Shareholders’ Equity	16 530	16 530		21 919

Total Capitalization	19 606	20 737		27 498

(1)	Amounts have been translated into Euro or USD, as appropriate, using the Euro to USD exchange rate on March 31, 2009 of 1.326 to 1.00.

(2)	Cash and other liquid assets consist of the following captions from our consolidated balance sheet (1) bank and cash; (2) available-for-sale investments, cash equivalents; and (3) available-for-sale investments, liquid assets.

(3)	Cash and other liquid assets as adjusted to reflect the gross proceeds of the offering of the notes, please see “Use of Proceeds” for the estimated net proceeds of the offering of the notes and “Underwriting” for the estimated expenses of the offering of the notes.

(4)	Short-term debt comprises approximately EUR 1 137 million, or USD 1 474 million, of commercial paper and EUR 1 573 million, or USD 2 039 million, of other short-term debt. Nokia has a USD 1 923 million multicurrency revolving credit facility, dated April 29, 2005 and maturing on April 29, 2012.

(5)	Other long-term interest-bearing debt consists of EUR 500 million drawn under our EUR 500 million loan facility with the European Investment Bank, EUR 229 million drawn in connection with pension premium loans, EUR 500 million under our EUR 500 million committed credit facility maturing in 2011 and EUR 97 million in other interest-bearing long-term loans.